Exhibit 99.1

PRESS RELEASE

2020 THIRD QUARTER RESULTS

CNH Industrial reports strong results, with all divisions performing ahead of earlier expectations. Consolidated revenues were $6.5 billion, adjusted net income was $156 million, and positive free cash flow of Industrial Activities was $1.0 billion. At quarter end, available liquidity was $13.2 billion.

Financial results presented under U.S. GAAP

“CNH Industrial’s Q3 2020 results were positively impacted by a general improvement, versus the first half of 2020, in market demand across most of our businesses and countries and, in particular, in the agriculture sector in North America. Results were also supported by our continued cost containment and cash preservation actions. As a result, we have reduced working capital in a quarter that is usually seasonally weak, have generated positive free cash flow of $1.0 billion, and have increased our available liquidity to $13.2 billion. In the quarter we have continued to prioritize looking after our people, supporting our dealers and customers and managing our supply chain. We expect these issues to remain as priorities during the coming months given the global spiking of COVID-19. However, alongside this, we are also investing in new technologies across all our businesses, embracing new ways of working learned through the pandemic and positioning our businesses for strong and profitable growth. Work on all the elements of the strategy outlined at our 2019 capital markets day has recommenced, including the preparation for the spin-off of our on-highway business. I am pleased with the results obtained in this quarter, and I am grateful for the efforts made by all my colleagues in CNH Industrial to support our dealers and customers through this period. We are now focused on completing the rest of this year strongly, embracing and addressing all the challenges and opportunities it presents and ensuring that we create a solid foundation for 2021.”

Suzanne Heywood, Chair and Acting CEO

2020 Third Quarter Results

(all amounts $ million, unless otherwise stated – comparison vs Q3 2019)

US-GAAP						NON-GAAP(1)
Consolidated revenues	6,492	+2%		+3% c.c.	(*)	Adjusted EBIT of Industrial Activities	238	-16%

of which Net sales of Industrial Activities	6,107	+4%		+4% c.c.		Adjusted EBIT Margin of Industrial Activities	3.9%	-90	bps

Net loss	(932)	-245%				Adjusted net income	156	-29%

Diluted loss per share $	(0.70)	-249%				Adjusted diluted EPS $	0.11	-31%
Cash flows from operating activities	2,228	+1,869				Free cash flow of Industrial Activities	987	+2,067

Cash and cash equivalents	6,425	+25	%(**)			Available liquidity	13,164	+13	%(**)

(*) c.c. means at constant currency            (**) comparison vs June 30, 2020

•	Net sales of Industrial Activities up 4% (up 4% at constant currency), primarily driven by an 11% increase in Agriculture.

•	Adjusted EBIT of Industrial Activities of $238 million, compared to $284 million in 2019 which included a $50 million gain realized from granting to Nikola Corporation access to certain Iveco technology as in-kind contribution for stock issuance. Positive price realization in Agriculture and Commercial and Specialty Vehicles, and cost containment actions across all segments fully offset negative mix.

•	Adjusted net income of $156 million (or adjusted diluted earnings per share of $0.11) after excluding, from the $932 million reported net loss, the $1,207 million negative fair value adjustment of the investment in Nikola Corporation, and a tax benefit of $82 million due to the release of valuation allowances on deferred tax assets in certain jurisdictions.

•	Reported income tax benefit of $15 million and adjusted income tax expense of $81 million, with adjusted effective tax rate (adjusted ETR(1)) of 38%, which reflects the impact of pre-tax losses in jurisdictions where tax benefits are not recognized and excludes the release of deferred tax valuation allowances referred to above.

•	Positive free cash flow of Industrial Activities of $987 million resulting from a reduction in working capital and a variety of cash preservation measures. Total Debt of $24.7 billion and net debt of Industrial Activities(1) of $1.5 billion, a reduction of $0.8 billion compared to June 30, 2020.

•	Available liquidity of $13.2 billion at September 30, 2020. In July, CNH Industrial Capital LLC issued $600 million in aggregate principal amount of 1.950% Notes due 2023. Subsequent to the quarter-end, in October, CNH Industrial Capital LLC also issued $500 million in aggregate principal amount of 1.875% Notes due 2026.
•	General improvement in market demand and in customer sentiment reflected the easing of COVID-19 restrictions. However, uncertainty about the future impacts on CNH Industrial’s end-markets and operations remains considerable as the resurgence of COVID-19 is leading to new restrictions on social interactions and business operations.

•	Order book in Agriculture up double-digits in all regions, compared to previous year for both tractors and combines, particularly in South America.

•	Order book up year-over-year in Construction driven by increases in compact equipment segment and channel destocking throughout September.

•	Truck order intake in Europe up 39%, compared to the third quarter of 2019, with light duty trucks up 41%, and medium & heavy-duty trucks up 35%.

•	Nikola Tre BEV production confirmed to start in Q4 2021 at the joint venture plant in Ulm.

2020 Outlook

The Company is providing the following outlook for 2020. This assumes that its end markets are not further impacted by the pandemic during the final weeks of the year and that, with all the health and safety measures they have put in place, its plants and suppliers are able to keep operating with minimal disruptions:

•	Net sales of Industrial Activities down between 10% and 15% year on year including currency translation effects

•	Free cash flow of Industrial Activities positive between $0.4 billion and $0.7 billion

•	Solid available liquidity to be maintained to year-end and into 2021, with the only capital markets maturity in the year for $600 million already covered by the CNH Industrial Capital LLC $500 million 1.875% Notes issued in October.

Refer to page 4 for an explanation of the items referenced on this page and to page 8 onwards for the reconciliations	1

PRESS RELEASE

AGRICULTURE					• • •

Demand was up in all key regions. In North America, tractor demand was up 24% for  tractors under 140 HP, and up 8% for tractors over 140 HP; combines were up 16%. In Europe, tractor and combine markets were up 5% and 14%, respectively. South America tractor mark ets were up 1% and combine markets were down 17%. Significant increase in demand was also reported in Rest of World

Net sales are up 11% (up 14% at constant currency) mainly driven by higher volumes in North America, Europe and Rest of World, and favorable price realization

Adjusted EBIT at $274 million and Adjusted EBIT margin over 10%, driven by higher volumes, positive price realization, reduced selling, general and administrative expenses, continued prioritization in research and development spending and improved income from non-consolidated joint ventures

	Q3 2020	Q3 2019	Change	Change at c.c.(*)
Net sales ($ million)	2,713	2,446	+10.9%	+13.9%
Adjusted EBIT ($ million)	274	152	+122
Adjusted EBIT margin	10.1%	6.2%	+390	bps

CONSTRUCTION					• • •

Global demand of construction end-markets showed 10% and 12% increases in compact and service equipment sub-segment and in general construction equipment, respectively, while road building and site preparation equipment decreased 7%. Demand increased 24% in Rest of World (+54% in China) but decreased 15% in Europe. Compact equipment was up 14% in North America

Net sales were down 13%, mainly due to continued channel inventory destocking actions and a weaker pricing environment, primarily in North America. Retail deliveries up in North America, bringing the reduction on channel inventory to more than 35% since the beginning of the year

Adjusted EBIT loss was $24 million ($10 million profit in the third quarter of 2019) due to lower volumes and negative fixed cost absorption due to destocking actions and unfavorable price realization, partially offset by cost containment actions

	Q3 2020	Q3 2019	Change	Change at c.c.(*)
Net sales ($ million)	576	664	-13.3%	-10.1%
Adjusted EBIT ($ million)	(24)	10	-34
Adjusted EBIT margin	(4.2)%	1.5%	-570	bps

COMMERCIAL AND SPECIALTY VEHICLES					• • •

European truck market was up 7% year-over-year, with light-duty trucks (“LCV”) up 13%, and medium and heavy trucks down 5%. Order book is strong in Europe. South American truck market was up 9% in LCV and down 8% in medium and heavy trucks. European bus market decreased 17%, and South American market decreased 34%

Net sales were up 2% and flat at constant currency, with higher volumes and positive price realization primarily in South America and Rest of World offset by lower volumes in LCV and specialty vehicles in Europe

Adjusted EBIT loss was $7 million ($70 million profit in the third quarter of 2019). Excluding the 2019 gain realized from granting to Nikola Corporation access to certain Iveco technology, the decrease was $27 million. The reduction was primarily driven by unfavorable mix and the negative impact of fixed cost absorption due to lower production levels, partially offset by net price realization and cost containment actions

	Q3 2020	Q3 2019	Change	Change at c.c.(*)
Net sales ($ million)	2,371	2,331	+1.7%	+0.2%
Adjusted EBIT ($ million)	(7)	70	-77
Adjusted EBIT margin	(0.3)%	3.0%	-330	bps

POWERTRAIN					• •

Net sales were down 3%, driven by volume reduction, mainly for light and medium engines in Europe, partially offset by an increase in Rest of World. Sales to external customers accounted for 53% of total net sales (51% in the third quarter of 2019)

Adjusted EBIT decreased $21 million, mainly due to lower volume, partially offset by product cost efficiencies and cost -containment actions

	Q3 2020	Q3 2019	Change	Change at c.c.(*)
Net sales ($ million)	909	940	-3.3%	-6.2%
Adjusted EBIT ($ million)	60	81	-21
Adjusted EBIT margin	6.6%	8.6%	-200	bps

FINANCIAL SERVICES					• • •

Revenues were down 16%, due to lower end of lease inventory, negative impact from currency translation, and lower average portfolios in North America and Europe, partially offset by a higher average portfolio in South America

Net income was down $26 million, primarily attributable to higher risk costs due to an expectation of deteriorating credit conditions and the lower average portfolios in North America and Europe, partially offset by cost saving actions and a higher average portfolio in South America

The managed portfolio (including unconsolidated joint ventures) was $24.7 billion at the end of the quarter, down 2.9% compared to September 30, 2019. The receivable balance greater than 30 days past due as a percentage of receivables was 2.4% ( 2 . 8 % as of September 30, 2019)

	Q3 2020	Q3 2019	Change	Change at c.c.(*)
Revenues ($ million)	408	487	-16.2%	-13.3%
Net income ($ million)	56	82	-26
Equity at quarter-end ($ million)	2,766	2,830	-2.3
Retail loan originations ($ million)	2,563	2,389	+7.3%

Refer to page 4 for an explanation of the items referenced on this page and to page 8 onwards for the reconciliations	2

PRESS RELEASE

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

Consolidated revenues were $17.5 billion (down 14% year on year), adjusted net income was $5 million (compared to $899 million in the first nine months of 2019) and free cash flow of Industrial Activities was negative $439 million, primarily as a result of the adverse COVID-19 impact in the first half of the year.

Results for the Nine Months Ended September 30, 2020 (all amounts $ million, unless otherwise stated – comparison vs nine months ended September 30, 2019)

US-GAAP						NON-GAAP(1)

Consolidated revenues	17,531	-14%		-12	% c.c.(*)	Adjusted EBIT of Industrial Activities	32	-97%

of which Net sales of Industrial Activities	16,250	-14%		-12	% c.c.	Adjusted EBIT Margin of Industrial Activities	0.2%	-550 bps

Net loss	(625)	-147%				Adjusted net income	5	-99%

Diluted EPS $	(0.49)	-151%				Adjusted diluted EPS $	(0.02)	-103%

Cash flows from operating activities	2,763	+2,907				Free cash flow of Industrial Activities	(439)	+1,251

Cash and cash equivalents	6,425	+32	%(**)			Available liquidity	13,164	+16	%(**)

    (*) c.c. means at constant currency                (**) comparison vs December 31, 2019

AGRICULTURE

	Q3 YTD 2020	Q3 YTD 2019	Change	Change at c.c.(*)
Net sales ($ million)	7,498	8,031	-6.6%	-3.4%
Adjusted EBIT ($ million)	501	661	-160
Adjusted EBIT margin	6.7%	8.2%	-150	bps

COMMERCIAL AND SPECIALTY VEHICLES

	Q3 YTD 2020	Q3 YTD 2019	Change	Change at c.c.(*)
Net sales ($ million)	6,131	7,443	-17.6%	-16.1%
Adjusted EBIT ($ million)	(219)	221	-440
Adjusted EBIT margin	(3.6)%	3.0%	-660	bps

FINANCIAL SERVICES

	Q3 YTD 2020	Q3 YTD 2019	Change	Change at c.c.(*)
Revenues ($ million)	1,338	1,480	-9.6%	-6.3%
Net income ($ million)	189	268	-79

CONSTRUCTION

	Q3 YTD 2020	Q3 YTD 2019	Change	Change at c.c.(*)
Net sales ($ million)	1,418	2,061	-31.2%	-28.1%
Adjusted EBIT ($ million)	(194)	48	-242
Adjusted EBIT margin	(13.7)%	2.3%	-1,600	bps

POWERTRAIN

	Q3 YTD 2020	Q3 YTD 2019	Change	Change at c.c.(*)
Net sales ($ million)	2,425	3,109	-22.0%	-21.3%
Adjusted EBIT ($ million)	123	279	-156
Adjusted EBIT margin	5.1%	9.0%	-390	bps

Refer to page 4 for an explanation of the items referenced on this page and to page 8 onwards for the reconciliations	3

PRESS RELEASE

Notes

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(1)

This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures. Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

(*)	c.c. means at constant currency.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH	Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT under U.S. GAAP: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•	Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items.

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non- recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•

Net Debt and Net Debt of Industrial Activities: Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-rating level counterparts) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•

Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-rating level counterparts).

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward- looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities

PRESS RELEASE

may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic not only on our operations, supply chains, distribution network, and level of demand of our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company’s On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2019, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2019, prepared in accordance with EU-IFRS, as well as in the CNH Industrial N.V. Quarterly Reports for the three months ended March 31, 2020 (prepared respectively in accordance with U.S. GAAP and EU-IFRS). Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Conference Call and Webcast

Today, at 3:30 p.m. CET / 2:30 p.m. GMT/ 9:30 a.m. EST, management will hold a conference call to present 2020 third quarter and first nine months results to financial analysts and institutional investors. The call can be followed live online at http://bit.ly/CNH_Industrial_Q3_2020 and a recording will be available later on the Company’s website www.cnhindustrial.com. A presentation will be made available on the CNH Industrial website prior to the call.

London,	November 5, 2020

CONTACTS

Media Inquiries

United Kingdom

Richard Gadeselli

Tel: +44 207 7660 346

Laura Overall

Tel: +44 207 7660 338

E-mail: mediarelations@cnhind.com

www.cnhindustrial.com

Investor Relations

United Kingdom

Federico Donati

Tel: +44 207 7660 386

United States

Noah Weiss

Tel: +1 630 887 3745

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2020 and 2019

(Unaudited, U.S.-GAAP)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2020	2019	2020	2019
Revenues
Net sales	6,107	5,892	16,250	18,966
Finance, interest and other income	385	468	1,281	1,418
TOTAL REVENUES	6,492	6,360	17,531	20,384
Costs and Expenses
Cost of goods sold	5,178	5,015	14,706	15,732
Selling, general and administrative expenses	501	540	1,511	1,634
Research and development expenses	226	238	643	755
Restructuring expenses	7	42	19	78
Interest expense	161	192	512	570
Goodwill impairment charge	-	-	585	-
Other, net(1)	1,388	173	290	552
TOTAL COSTS AND EXPENSES	7,461	6,200	18,266	19,321
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	(969)	160	(735)	1,063
Income tax benefit (expense)	15	486	78	261
Equity in income of unconsolidated subsidiaries and affiliates	22	(3)	32	10
NET INCOME (LOSS)	(932)	643	(625)	1,334
Net income attributable to noncontrolling interests	10	6	32	26
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	(942)	637	(657)	1,308

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	(0.70)	0.47	(0.49)	0.97
Diluted	(0.70)	0.47	(0.49)	0.97

Cash dividends declared per common share	-	-	-	0.203

Notes:

(1)

In the three and nine months ended September 30, 2020, Other, net includes the pre-tax loss of $1,207 million and the pre-tax gain of $268 million, respectively, from the remeasurement at fair value of the investment in Nikola Corporation.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019

(Unaudited, U.S.-GAAP)

($ million)	September 30, 2020(*)	December 31, 2019
ASSETS
Cash and cash equivalents	6,425	4,875
Restricted cash	708	898
Trade receivables, net	421	416
Financing receivables, net	17,098	19,428
Inventories, net	6,744	7,082
Property, plant and equipment, net	4,538	5,269
Investments in unconsolidated subsidiaries and affiliates(1)	508	631
Investments at fair value through profit or loss(1)	526	-
Equipment under operating leases	1,828	1,857
Goodwill, net	1,936	2,538
Other intangible assets, net	720	806
Deferred tax assets	1,433	1,134
Derivative assets	188	73
Other assets	1,996	2,345
TOTAL ASSETS	45,069	47,352
LIABILITIES AND EQUITY
Debt	24,670	24,854
Trade payables	5,112	5,632
Deferred tax liabilities	161	172
Pension, postretirement and other postemployment benefits	1,502	1,578
Derivative liabilities	88	121
Other liabilities	8,696	8,839
Total Liabilities	40,229	41,196
Redeemable noncontrolling interest	41	35
Equity	4,799	6,121
TOTAL LIABILITIES AND EQUITY	45,069	47,352

Notes:

(*)

On January 1, 2020, CNH Industrial adopted the accounting standard on Financial Instruments - Credit Losses (ASC 326) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, the impact to the consolidated balance sheet on January 1, 2020 was an increase to the allowance for credit losses of $26 million, a decrease to the investments in unconsolidated subsidiaries and affiliates of $17 million and an increase to deferred tax assets of $7 million, with the offset to retained earnings, net of tax, of $36 million.

(1)

At September 30, 2020, the investment in Nikola Corporation is included in item “Investments at fair value through profit or loss”. At December 31, 2019, this investment was measured at cost and included in item “Investments in unconsolidated subsidiaries and affiliates”.

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2020 and 2019

(Unaudited- U.S.-GAAP)

	Nine Months Ended September 30,
($ million)	2020	2019
Operating activities:
Net income (loss)	(625)	1,334
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	460	494
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	390	419
(Gain) Loss from disposal of assets	6	3
Undistributed income (loss) of unconsolidated subsidiaries	-	5
Goodwill impairment charge	585	-
Other non-cash items(1)	276	150
Changes in operating assets and liabilities:
Provisions	(127)	(144)
Deferred income taxes	(245)	(445)
Trade and financing receivables related to sales, net	1,745	55
Inventories, net	753	(1,058)
Trade payables	(543)	(501)
Other assets and liabilities	88	(456)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,763	(144)
Investing activities:
Additions to retail receivables	(3,235)	(3,027)
Collections of retail receivables	2,959	3,218
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	3	10
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(229)	(325)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(761)	(944)
Other	(281)	41
NET CASH USED IN INVESTING ACTIVITIES	(1,544)	(1,027)
Financing activities:
Net increase in debt	148	31
Dividends paid	(4)	(280)
Other	-	(45)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	144	(294)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(3)	(173)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	1,360	(1,638)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	5,773	5,803
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	7,133	4,165

Notes:

(1)	In the nine months ended September 30, 2020, this item includes the pre-tax gain of $268 million from the remeasurement at fair value of the investment in Nikola Corporation.

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S.-GAAP ($ million)

	Three Months ended September 30, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income (loss)						(932)
Less: Consolidated Income tax benefit (expense)						15
Consolidated Income (loss) before taxes						(947)
Less: Financial Services
Financial Services Net income						56
Financial Services Income taxes						24
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						63
Foreign exchange (gains) losses, net						17
Finance and non-service component of Pension and other post-employment benefit costs(1)						(29)
Adjustments for the following Industrial Activities items:
Restructuring expenses	2	3	1	1	-	7
Nikola investment fair value adjustment	-	-	-	-	1,207	1,207
Adjusted EBIT of Industrial Activities	274	(24)	(7)	60	(65)	238

	Three Months ended September 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						643
Less: Consolidated Income tax benefit (expense)						486
Consolidated Income before taxes						157
Less: Financial Services
Financial Services Net income						82
Financial Services Income taxes						34
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						62
Foreign exchange (gains) losses, net						19
Finance and non-service component of Pension and other post-employment benefit costs(1)						(16)
Adjustments for the following Industrial Activities items:
Restructuring expenses	9	18	9	5	-	41
Other discrete items(2)	-	-	135	-	2	137
Adjusted EBIT of Industrial Activities	152	10	70	81	(29)	284

(1)  In the three months ended September 30, 2020 and 2019, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

(2)  In the three months ended September 30, 2019, this item mainly included other asset optimization charges for $135 million due to actions included in the “Transform2Win” strategy.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S.-GAAP ($ million)

	Nine Months ended September 30, 2020

	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income (loss)						(625)
Less: Consolidated Income tax benefit (expense)						78
Consolidated Income (loss) before taxes						(703)
Less: Financial Services
Financial Services Net income						189
Financial Services Income taxes						74
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						181
Foreign exchange (gains) losses, net						22
Finance and non-service component of Pension and other post-employment benefit costs(1)						(85)
Adjustments for the following Industrial Activities items:
Restructuring expenses	9	5	4	1	-	19
Goodwill impairment charge	-	-	-	-	585	585
Other discrete items(2)	176	72	289	-	7	544
Nikola investment fair value adjustment	-	-	-	-	(268)	(268)
Adjusted EBIT of Industrial Activities	501	(194)	(219)	123	(179)	32

	Nine Months ended September 30, 2019

	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						1,334
Less: Consolidated Income tax benefit (expense)						261
Consolidated Income before taxes						1,073
Less: Financial Services
Financial Services Net income						268
Financial Services Income taxes						101
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						181
Foreign exchange (gains) losses, net						39
Finance and non-service component of Pension and other post-employment benefit costs(1)						(47)
Adjustments for the following Industrial Activities items:
Restructuring expenses	27	22	20	5	1	75
Other discrete items(2)	-	-	135	-	2	137
Adjusted EBIT of Industrial Activities	661	48	221	279	(120)	1,089

(1)  In the nine months ended September 30, 2020 and 2019, this item includes the pre-tax gain of $90 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

(2)  In the nine months ended September 30, 2020, this item mainly includes impairment of intangible and other long-lived asset optimization charges. In the nine months ended September 30, 2019, this item mainly included other asset optimization assets, as well as asset optimization charges for $135 million due to actions included in the “Transform2Win” strategy.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Total Debt to Net debt under U.S.-GAAP ($ million)
	Consolidated		Industrial Activities		Financial Services
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Third party debt	24,670	24,854	7,484	5,226	17,186	19,628
Intersegment notes payable	-	-	972	1,332	998	1,120
Total Debt(1)	24,670	24,854	8,456	6,558	18,184	20,748
Less: Cash and cash equivalents	6,425	4,875	5,677	4,407	748	468
Restricted cash	708	898	87	120	621	778
Intersegment notes receivable	-	-	998	1,120	972	1,332
Other current financial assets(2)	141	58	141	58	-	-
Derivatives hedging debt	9	(1)	9	(1)	-	-
Net debt (cash)(3)	17,387	19,024	1,544	854	15,843	18,170

(1)   Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $972 million and $1,332 million as of September 30, 2020 and December 31, 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $998 million and $1,120 million as of September 30, 2020 and December 31, 2019, respectively.

(2)   This item includes short-term deposits and investments towards high-credit rating counterparts.

(3)   The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $26 million and $(212) million as of September 30, 2020 and December 31, 2019, respectively.

Reconciliation of Cash and cash equivalents to Available liquidity(1) under U.S.-GAAP ($ million)

	September 30, 2020	June 30, 2020	December 31, 2019

Cash and cash equivalents	6,425	5,145	4,875

Restricted cash	708	723	898

Undrawn committed facilities	5,890	5,647	5,474

Other current financial assets(2)	141	106	58

Available liquidity	13,164	11,621	11,305

(1)   Starting from September 30, 2020, the Company modified the definition of “Available liquidity” (a non-GAAP financial measure) in order to include also “Other current financial assets”. The Company believes the revised definition better reflects its consolidated liquidity.

(2)   This item includes short-term deposits and investments towards high-credit rating counterparts.

Change in Net debt of Industrial Activities under U.S.-GAAP ($ million)
Nine Months ended September 30,			Three Months ended September 30,
2020	2019(*)		2020	2019(*)

(854)	(599)	Net (debt)/cash of Industrial Activities at beginning of period	(2,307)	(1,504)

32	1,089	Adjusted EBIT of Industrial Activities	238	284

458	492	Depreciation and Amortization	152	162

198	235	Depreciation of assets under operating leases and assets sold with buy-back commitments	66	77

(198)	(328)	Cash interest and taxes	(81)	(75)

(385)	(366)	Changes in provisions and similar(1)	(53)	(177)

(136)	(2,370)	Change in working capital	788	(1,103)

(31)	(1,248)	Operating cash flow of Industrial Activities	1,110	(832)

(228)	(323)	Investments in property, plant and equipment, and intangible assets(2)	(96)	(143)

(180)	(119)	Other changes	(27)	(105)

(439)	(1,690)	Free cash flow of Industrial Activities	987	(1,080)

(4)	(325)	Capital increases and dividends(3)	(1)	(2)

(247)	244	Currency translation differences and other	(223)	216

(690)	(1,771)	Change in Net debt of Industrial Activities	763	(866)

(1,544)	(2,370)	Net (debt)/cash of Industrial Activities at end of period	(1,544)	(2,370)

(*)    Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, certain amounts have been recast accordingly.

(1)   Including other cash flow items related to operating lease and buy-back activities.

(2)   Excluding assets sold under buy-back commitments and assets under operating leases.

(3)   Including share buy-back transactions.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S.-GAAP ($ million)
Nine Months ended September 30,			Three Months ended September 30,
2020	2019(*)		2020	2019(*)
2,763	(144)	Net cash provided by (used in) Operating Activities	2,228	359

(2,470)	(705)	Less: Cash flows from Operating Activities of Financial Services net of eliminations	(962)	(1,047)
9	5	Change in derivatives hedging debt of Industrial Activities	4	(1)
(333)	(404)	Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(160)	(143)
(31)	(1,248)	Operating cash flow of Industrial Activities	1,110	(832)
(228)	(323)	Investments in property, plant and equipment, and intangible assets of Industrial Activities	(96)	(143)
(180)	(119)	Other changes(1)	(27)	(105)
(439)	(1,690)	Free cash flow of Industrial Activities	987	(1,080)

(*)   Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, certain amounts have been recast accordingly.

(1)  This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

Reconciliation of Adjusted net income and Adjusted income tax benefit (expense) to Net income (loss) and
Income tax benefit (expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S.-GAAP
($ million, except per share data)
Nine Months ended September 30,			Three Months ended September 30,
2020	2019		2020	2019
(625)	1,334	Net income (loss)	(932)	643
790	125	Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	1,184	149
(160)	(560)	Adjustments impacting Income tax benefit (expense) (b)	(96)	(571)
5	899	Adjusted net income (loss)	156	221
(30)	871	Adjusted net income (loss) attributable to CNH Industrial N.V.	146	213
1,351	1,355	Weighted average shares outstanding – diluted (million)	1,352	1,352
(0.02)	0.64	Adjusted diluted EPS ($)	0.11	0.16

(735)	1,063	Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates	(969)	160
790	125	Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	1,184	149
55	1,188	Adjusted income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	215	309

78	261	Income tax benefit (expense)	15	486
(160)	(560)	Adjustments impacting Income tax benefit (expense) (b)	(96)	(571)
(82)	(299)	Adjusted income tax benefit (expense) (B)	(81)	(85)

149%	25%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	38%	28%

a) Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates
(268)	-	Nikola investment fair value adjustment	1,207	-
19	78	Restructuring expenses	7	42
(90)	(90)	Pre-tax gain related to the modification of a healthcare plan in the U.S.(1)	(30)	(30)
585	-	Goodwill impairment charge	-	-
255	-	Other assets impairment charges	-	-
282	135	Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments	-	135
7	2	Other discrete items	-	2
790	125	Total	1,184	149

b) Adjustments impacting Income tax benefit (expense)
(74)	(25)	Tax effect of adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates	(9)	(33)
(82)	(539)	Adjustment to valuation allowances on deferred tax assets	(82)	(539)
(4)	4	Other	(5)	1
(160)	(560)	Total	(96)	(571)

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Revenues by Segment under EU-IFRS ($ million)
Nine Months ended September 30,				Three Months ended September 30,
2020	2019	% change		2020	2019	% change
7,491	8,013	-6.5	Agriculture	2,711	2,418	12.1
1,418	2,060	-31.2	Construction	576	663	-13.1
6,131	7,431	-17.5	Commercial and Specialty Vehicles	2,372	2,313	2.6
2,427	3,098	-21.7	Powertrain	911	925	-1.5
(1,217)	(1,656)	-	Eliminations and other	(460)	(468)	-
16,250	18,946	-14.2	Total Industrial Activities	6,110	5,851	4.4
1,329	1,467	-9.4	Financial Services	404	477	-15.3
(85)	(106)	-	Eliminations and other	(32)	(32)	-
17,494	20,307	-13.9	Total	6,482	6,296	3.0

Adjusted EBIT(1) of Industrial Activities by Segment under EU-IFRS ($ million)
Nine Months ended September 30,						Three Months ended September 30,
2020	2019	$ change	2020 adjusted EBIT margin	2019 adjusted EBIT margin		2020	2019	$ change	2020 adjusted EBIT margin	2019 adjusted EBIT margin
498	670	-172	6.6%	8.4%	Agriculture	269	180	89	9.9%	7.4%
(211)	39	-250	(14.9)%	1.9%	Construction	(42)	8	-50	(7.3)%	1.2%
(267)	209	-476	(4.4)%	2.8%	Commercial and Specialty Vehicles	(25)	25	-50	(1.1)%	1.1%
100	252	-152	4.1%	8.1%	Powertrain	59	68	-9	6.5%	7.4%
(209)	(126)	-83	-	-	Unallocated items, eliminations and other	(67)	(28)	-39	-	-
(89)	1,044	-1,133	(0.5)%	5.5%	Adjusted EBIT of Industrial Activities	194	253	-59	3.2%	4.3%
(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Key Balance Sheet data under EU-IFRS
($ million)
	September 30, 2020	June 30, 2020	December 31, 2019
Total Assets	46,826	46,790	49,182
Total Equity	6,401	7,554	7,863
Equity attributable to CNH Industrial N.V.	6,339	7,500	7,819
Net debt	(17,792)	(18,918)	(19,630)
of which Net debt of Industrial Activities(1)	(1,881)	(2,713)	(1,403)

	(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Net income (loss) reconciliation U.S.-GAAP to EU-IFRS
($ million)
Nine Months ended September 30,			Three Months ended September 30,
2020	2019		2020	2019
(625)	1,334	Net income (loss) in accordance with U.S. GAAP	(932)	643
		Adjustments to conform with EU-IFRS:
(173)	(54)	Development costs	(42)	(29)
(268)	-	Nikola investment fair value adjustment(1)	1,207	-
(61)	(7)	Other adjustments(2)	(13)	14
5	(530)	Tax impact on adjustments and other income tax differences(3)	(48)	(539)
(497)	(591)	Total adjustments	1,104	(554)
(1,122)	743	Profit (loss) in accordance with EU-IFRS	172	89

(1)  Starting from the second quarter of 2020, the investment in Nikola Corporation is measured at fair value through profit or loss under U.S. GAAP. This investment is measured at fair value through other comprehensive income under EU-IFRS.

(2)  This item also includes the different accounting impacts from the modification of a healthcare plan in the U.S.

(3)  In the three and nine months ended September 30, 2019, this item also included the impact of the tax benefit due to the release of valuation allowances on certain net deferred tax assets under U.S. GAAP.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	September 30, 2020	December 31, 2019
Total Equity under U.S. GAAP	4,799	6,121
Adjustments to conform with EU-IFRS:
Development costs	2,129	2,260
Other adjustments	(34)	(87)
Tax impact on adjustments and other income tax differences	(493)	(431)
Total adjustments	1,602	1,742
Total Equity under EU-IFRS	6,401	7,863

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Nine Months Ended September 30, 2020			Nine Months Ended September 30, 2019
	Average	At September 30,	At December 31, 2019	Average	At September 30,
Euro	0.889	0.854	0.890	0.890	0.918
Pound sterling	0.787	0.779	0.757	0.786	0.813
Swiss franc	0.949	0.923	0.966	0.995	0.996
Polish zloty	3.931	3.883	3.789	3.828	4.021
Brazilian real	5.075	5.663	4.020	3.884	4.159
Canadian dollar	1.353	1.339	1.299	1.329	1.325
Turkish lira	6.755	7.772	5.950	5.642	5.647

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement for the three and nine months ended September 30, 2020 and 2019

(Unaudited, EU-IFRS)

	Three Months Ended September 30,		Nine Months Ended September 30,

($ million)	2020	2019	2020	2019
Net revenues	6,482	6,296	17,494	20,307
Cost of sales	5,424	5,267	15,546	16,578
Selling, general and administrative costs	462	519	1,395	1,590
Research and development costs	271	269	826	824
Result from investments:	25	(2)	37	15
Share of the profit/(loss) of investees accounted for using the equity method	25	(2)	37	15
Restructuring costs	5	46	17	82
Goodwill impairment loss	-	-	576	-
Other income/(expenses)	(51)	46	(158)	(4)
Financial income/(expenses)	(89)	(97)	(218)	(232)
PROFIT/(LOSS) BEFORE TAXES	205	142	(1,205)	1,012
Income tax benefit (expense)	(33)	(53)	83	(269)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	172	89	(1,122)	743
PROFIT/(LOSS) FOR THE PERIOD	172	89	(1,122)	743

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	162	83	(1,154)	718
Non-controlling interests	10	6	32	25

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.12	0.06	(0.85)	0.53
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.12	0.06	(0.85)	0.53

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position as of September 30, 2020 and December 31, 2019

(Unaudited, EU-IFRS)

($ million)	September 30, 2020	December 31, 2019
ASSETS
Intangible assets	4,725	5,522
Property, plant and equipment	4,969	5,769
Investments and other financial assets:	1,133	707
Investments accounted for using the equity method	556	550
Equity investments measured at fair value through other comprehensive income	526	108
Other investments and financial assets	51	49
Leased assets	1,828	1,857
Defined benefit plan assets	22	28
Deferred tax assets	1,068	806
Total Non-current assets	13,745	14,689
Inventories	6,722	7,065
Trade receivables	418	408
Receivables from financing activities	17,157	19,429
Current tax receivables	174	260
Other current receivables and financial assets(*)	1,094	1,302
Prepaid expenses and other assets(*)	179	173
Derivative assets	188	73
Cash and cash equivalents	7,133	5,773
Total Current assets	33,065	34,483
Assets held for sale	16	10
TOTAL ASSETS	46,826	49,182
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,339	7,819
Non-controlling interests	62	44
Total Equity	6,401	7,863
Provisions:	4,808	4,787
Employee benefits	1,676	1,701
Other provisions	3,132	3,086
Debt:	25,166	25,413
Asset-backed financing	10,578	11,757
Other debt	14,588	13,656
Derivative liabilities	88	121
Trade payables	5,112	5,635
Tax liabilities	273	181
Deferred tax liabilities	244	274
Other current liabilities	4,734	4,908
Total Liabilities	40,425	41,319
TOTAL EQUITY AND LIABILITIES	46,826	49,182

Notes:

(*)

For the sake of clarity and to enhance the comparability of information presented, certain balances previously reported under “Other current assets” have been reclassified to “Other receivables and other financial assets” and “Prepaid expenses and other assets”.

These Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2020 and 2019

(Unaudited, EU-IFRS)

	Nine Months Ended September 30,
($ million)	2020	2019
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,773	5,803
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	(1,122)	743
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	878	926
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	4	2
Goodwill impairment loss	576	-
Other non-cash items	386	85
Dividends received	32	15
Change in provisions(*)	(27)	(215)
Change in deferred income taxes	(283)	53
Change in items due to buy-back commitments(1)	99	(51)
Change in operating lease items(2)	92	(30)
Change in working capital(*)	(6)	(2,236)
TOTAL	629	(708)
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(462)	(616)
Consolidated subsidiaries and other equity investments	(147)	(109)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	3	10
Net change in receivables from financing activities	1,412	138
Change in current securities	(80)	-
Other changes	1	204
TOTAL	727	(373)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and derivative assets/liabilities	22	(51)
Dividends paid	(4)	(280)
Purchase of treasury shares	-	(45)
Purchase of ownership interests in subsidiaries	(9)	-
TOTAL	9	(376)
Translation exchange differences	(5)	(181)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	1,360	(1,638)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,133	4,165

Notes:

(*)

Following the adoption, on January 1, 2019, of IFRIC Interpretation 23, figures for the nine months ended September 30, 2019 have been reclassified due to the change in classification for identified income tax-related risks that were previously recognized as a provision.

(1)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.

(2)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.